UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2023

Commission File Number 001-35751

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STRATASYS LTD.

(Translation of registrant’s name into English)

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c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124

(Addresses of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

CONTENTS

Proxy Materials for 2023 Annual Shareholder Meeting

On July 4, 2023, Stratasys Ltd. (“Stratasys” or the “Company”) published notice of its 2023 Annual General Meeting of Shareholders (the “Meeting”), which is scheduled to take place at 3:00 p.m. Israel time/8:00 a.m. Eastern time on Tuesday, August 8, 2023, at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel. Shareholders of record at the close of business on Wednesday, July 5, 2023 are entitled to vote at the Meeting.

Further to the previously provided notice, attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is the Notice and Proxy Statement for the Meeting, which contain information concerning each of the proposals to be presented at the Meeting (including background information related to the proposals), additional logistical information concerning the required vote and means of voting on the proposals, and general information concerning Stratasys’ board of directors, corporate governance and significant shareholders.

Attached as Exhibit 99.2 to this Form 6-K is the form of WHITE proxy card being distributed by Stratasys to its shareholders of record as of the record date for the Meeting, whereby those shareholders may cast their votes on the proposals to be presented at the Meeting.

Attached as Exhibit 99.3 to this Form 6-K is a letter being distributed by Stratasys to its shareholders together with the Notice and Proxy Statement, and WHITE proxy card, for the Meeting. The letter encourages Stratasys’ shareholders to vote “FOR” the Stratasys Slate, and to disregard the Nano Slate (as described further in the Notice and Proxy Statement), in voting on Proposal 1 for the Meeting.

Exhibits

Exhibit	Description
99.1	Notice and Proxy Statement, each dated July 12, 2023, for Stratasys’ 2023 Annual General Meeting of Shareholders
99.2	Proxy Card for Stratasys’ 2023 Annual General Meeting of Shareholders
99.3	Stratasys’ letter being distributed to Stratasys’ shareholders in connection with Stratasys’ 2023 Annual General Meeting of Shareholders

Incorporation by Reference

The contents of this Form 6-K (including Exhibits 99.1 and 99.2, but excluding Exhibit 99.3) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No’s. 333-190963, 333-236880, 333-253694, 333-262951, 333-262952 and 333-270249) filed by the Company with the Securities and Exchange Commission (the “SEC”) on September 3, 2013, March 4, 2020, March 1, 2021, February 24, 2022, February 24, 2022 and March 3, 2023, respectively, and Form F-3, SEC file numbers 333-251938 and 333-253780, filed by the Company with the SEC on January 7, 2021 and March 2, 2021, respectively, as amended, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.
Dated: July 12, 2023	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer